                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. _____)*


                            APPROVED FINANCIAL CORP.

                                (Name of Issuer)

                     Common Stock, par Value $.01 per share

                         (Title of Class of Securities)

                                    038327102

                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Names of Reporting Persons.
     I.R.S. Indemnification Nos. of above (entities only).
     Phyllis Perlin
     --------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)   X
     ---   -

3.   SEC Use Only


4.   Citizenship or Place Organization:  United States


Number of Shares         5.  Sole Voting Power: 594000
Beneficially by Owned
by Each Reporting        6.  Shared Voting Power: 335256
Person With:
                         7.  Sole Dispositive Power: 594000

                         8.  Shared Dispositive Power: 335256
                         --  --------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 929,256

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9): 17.0%
12.  Type of Reporting Person (See Instructions):  IN

ITEM 1

(a)  Name of Issuer: Approved Financial Corp.

(b)  Address of Issuer's Principal Executive Offices:
     1716 Corporate Landing Parkway
     Virginia Beach, VA 23454


ITEM 2

(a)  Name of Person Filing: Phyllis Perlin

(b)  Address and Principal Business Office, or, if none, Residence:
     3360 South Ocean Boulevard
     Apartment 5H2
     Palm Beach, Florida 33480

(c)  Citizenship: United States

(d)  Title of Class of Securities: Common Stock, Par value $.01 Per Share


(e)  CUSIP Number: 038327102


ITEM 3

IF THIS STATEMENT IS FILED PURSUANT TO  "240.13D-1(B)  OR  240.13D-2(B)  OR
(C), CHECK WHETHER THE PERSON FILING IS:

(a)  [ ]  Broker or dealer  registered  under  section  15 of the Act (15 U.S.C.
     78o).

(b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
     78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)  [ ]  An investment advisor in accordance with '240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with '240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or controlled person in accordance with '240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
     (15 U.S.C. 80a-3);

ITEM 4

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a)  Amount beneficially owned: 929,256

  (b)  Percent of class: 17.0%

  (c)  Number of shares as to which the person has:

       (i)   Sole power to vote or to direct the vote: 594000

       (ii)  Shared power to vote or to direct the vote: 335256

       (iii) Sole power to dispose or to direct the disposition of: 594000

       (iv)  Shared power to dispose or to direct the disposition of: 335256

  Instruction. For computations regarding securities which represent a right to acquire an underlying security see '240.13d-(d)(1).

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          N/A

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY

          N/A

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          N/A

ITEM 9    NOTICE OF DISSOLUTION OF GROUP

          N/A

ITEM 10   CERTIFICATION

          Certification shall be pursuant to Rule 14d-1(c).

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          After reasonable inquiry and to the bets of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Date    2/15/00
                                            -------

                                   /s/ Phyllis Perlin
                                   ------------------

                                   Signature